Thomson Reuters Corporation

3 Times Square

New York, New York 10036

United States

Tel (646) 223-4000

March 13, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of disclosure filed in Annual Report on Form 40-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended, notice is hereby provided that Thomson Reuters Corporation has made disclosure pursuant to such provisions in its Annual Report on Form 40-F for the fiscal year ended December 31, 2014, which was filed with the U.S. Securities and Exchange Commission on March 13, 2015.

Sincerely,

Thomson Reuters Corporation

By:	/s/ Marc E. Gold
Name:	Marc E. Gold
Title:	Assistant Secretary